U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             FORM 12B-25

                        NOTIFICATION OF LATE FILING

                              SEC FILE NUMBER
                                  0-24286



                               CUSIP NUMBER
                               26951K 10 9



[ ] Form 10-K and [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q and [ ] Form N-SAR
     Form 10-KSB                                                    Form 10-QSB



      For Period Ended:  JUNE 30, 1998

      [  ] Transition Report on Form 10-K
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR

      For the Transition Period Ended:

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL ITEMS

PART I - REGISTRANT INFORMATION

      Full Name of Registrant

        EAGLE FINANCE CORP.

      Address of Principal Executive Office

        1425 TRI-STATE PARKWAY, SUITE 140, GURNEE, ILLINOIS  60031

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The registrant was unable to file a quarterly report on Form 10-Q for its quarter ended June 30, 1998 because the registrant's quarterly financial statements required to be reported on Form 10-Q have not been completed and reviewed by its outside professionals prior to the due date of the Form 10-Q.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification
             ROBERT J. BRAASCH                (847) 855-7133
                 (Name)                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes     [  ] No

                                   EAGLE FINANCE CORP.
               (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  AUGUST 14, 1998           By:  ROBERT J. BRAASCH
                                  Name: Robert J. Braasch
                                  Title:President and Chief Financial Officer